SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10 August 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 10 August 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                Protherics PLC

                             Board changes - update

London, UK; Brentwood, TN, US: 10 August 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that Rolf Soderstrom has now commenced as Finance
Director of Protherics, following the announcement of his appointment on 26
April 2007.

Rolf was a Divisional Finance Director at Cobham Plc from January 2004 until joining Protherics. Prior to that, he was Director of Corporate Finance at Cable
& Wireless Plc. He qualified as a Chartered Accountant and worked in the
Corporate Recovery and Corporate Finance department of PricewaterhouseCoopers.

Rolf succeeds Barry Riley who has retired from his position as Finance Director after more than twelve years with the Company and its predecessor, Proteus
International PLC.

There are no further details requiring disclosure under Paragraph 9.6.13R of the
Financial Services Authority Listing Rules.

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                          +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                   +1 212 850 5600

Or visit  www.protherics.com